

July 14, 2014

Via E-mail
Mr. James B. Flaws
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

> **RE:** **Corning Incorporated**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 10, 2014**
> **Form 10-Q for the Period Ended March 31, 2014**
> **Filed April 28, 2014**
> **File No. 1-3247**

Dear Mr. Flaws:

We have reviewed your response letter dated June 13, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Financial Statements

Notes to the Financial Statements

Note 13. Employee Retirement Plans, page 112

2. We note your response to comment 11 of our letter dated May 22, 2014. For the same reasons noted that you provide weighted average assumptions separately for U.S. and foreign plans, it remains unclear why you did not provide the remaining plan disclosures required by ASC 715-20-50-1 for your foreign plans. In this regard, we note that the benefit obligation of the foreign pension plans constitutes 22% of your total benefit obligation. Refer to ASC 715-20-50-4.

Form 10-Q for the Period Ended March 31, 2014

Note 5. Income Taxes, page 12

3. We note your response to comment 12 of our letter dated May 22, 2014. Please tell us the expected terms of the loan agreement that you will enter into with a foreign affiliate. Your response should include the amount of the expected loan in relation to the total amount of foreign earnings indefinitely reinvested in the particular country as well as the repayment terms. Please tell us how you determined that this loan would not have any impact on your conclusion that these foreign earnings will be indefinitely reinvested pursuant to ASC 740-30-25-17.

Note 10. Acquisition, page 15

Acquisition of remaining interests in Samsung Corning Precision Materials (page 15)

4. We note your response to comment 13 of our letter dated May 22, 2014. Please address the following:
   - Please help us understand your basis for determining with the support of third party valuation specialists that there is no control premium associated with the acquisition;
   - We note the table showing the fair value of the acquired net assets. Please explain why you have included the settlement of the pre-existing contract given the guidance in ASC 805-10-55-20 through 55-23 as well as ASC 805-10-55-30 through 55-32;
   - Please reconcile the table showing the fair value of the acquired net assets to your revised proposed disclosures. For example, please address why you refer to a net consideration transferred of $1.7 billion in your proposed disclosures given total implied consideration transferred in your table on page 21 is $1.6 billion;
   - With reference to the amounts reflected in the table on page 21, please explain how you determined the $394 million gain. In this regard, your table currently reflects a $2.139 billion fair value of equity investment and your proposed disclosures state that

> the book value of this equity investment as of the acquisition date was $2.1 billion and the amount released from AOCI was $140 million; and
>
> - It appears that the significant difference in the carrying value of your investment in Samsung Corning Precision Materials since December 31, 2013 was due to the dividend that you received. Please highlight this in your disclosures as well as discuss in your disclosures how you accounted for the dividend in your financial statements.

5. We note your response to comment 14 of our letter dated May 22, 2014. Your response does not appear to address the guidance in ASC 805-10-55-20 through 55-23 as well as ASC 805-10-55-30 through 55-32 in that it does not appear that you have separately accounted for the settlement of the technology license agreement from the business combination. Please advise. In addition, it is not clear why your current proposed disclosures indicate that you determined the fair value of Samsung Corning Precision Material's equity by including a $320 million asset for their favorable contract with you. Please advise or revise your disclosures as necessary.

Note 16. Shareholders' Equity

Fixed Rate Cumulative Convertible Preferred Stock, Series A, page 23

6. We note your response to comment 16 of our letter dated May 22, 2014. Please disclose the nature of the dilution adjustments that would impact the conversion rate of the preferred stock. Please help us better understand the nature of the adjustments for tax reasons and how you determined that these adjustments would also not preclude the conversion feature from being considered indexed to your stock pursuant to ASC 815-40-15. In regards to your consideration of ASC 815-40-15-7H, please help us better understand the nature of the provisions that allow you to adjust the conversion price on a discretionary basis. Please confirm that the provisions would only allow you to modify the terms provided that such modification benefits Samsung Display.

You may contact Edward M. Kelly, Attorney, at (202) 551-3728 or, in his absence, Erin Jaskot, Attorney, at (202) 551-3442 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief